UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 7, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior
unsecured debt information for the first quarter of 2024, published today by the registrant, which appears
immediately following this page.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
First quarter of 2024
This document

provides information

about the

treatment of

capital instruments

and other

instruments contributing

to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 31 March 2024.

Information

about

the

Swiss

SRB

capital

framework

and

about

Swiss

SRB

going

and

gone

concern

requirements

is
provided in the “Capital, liquidity

and funding, and balance sheet” section

of our Annual Report 2023, which

is available
under “Annual reporting” at
ubs.com/investors
.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.3.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.3.24
Amount eligible for
the gone concern
requirement
as of 31.3.24 Maturity date
First optional call
date
Additional tier 1 capital
1
UBS Group AG CH0286864027 7.8.15 USD 1,575

1,519
Perpetual 7.8.25
2
UBS Group AG CH0488506673 27.8.19 AUD 700

450
Perpetual 27.8.24
3
UBS Group AG CH0495570928 4.9.19 SGD 750

552
Perpetual 4.9.24
4 UBS Group AG CH0506668869 13.11.19 CHF 275

292
Perpetual 13.11.25
5
UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.20 USD 278

278
Perpetual 1.3.25
6
UBS Group AG CH0558521263 29.7.20 USD 750

677
Perpetual 29.7.26
7 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500

1,220
Perpetual 10.2.31
8
UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.21 USD 391

391
Perpetual 1.3.26
9 UBS Group AG 144A: US902613AG32
RegS: USH42097CL90
2.6.21 USD 750

686
Perpetual 2.6.26
10 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500

1,379
Perpetual 12.2.27
11 UBS Group AG CH1160680174 16.2.22 CHF 265

288
Perpetual 16.2.27
12 UBS Group AG, Switzerland, or employing subsidiaries
4
18.2.22 USD 447

447
Perpetual 1.3.27
13 UBS Group AG, Switzerland, or employing subsidiaries
4
17.2.23 USD 423

423
Perpetual 1.3.28
14 UBS Group AG 144A: US902613BF40
RegS: USH42097ES26
13.11.23 USD 1,750

1,747
Perpetual 13.11.28
15 UBS Group AG 144A: US902613BE74
RegS: USH42097ER43
13.11.23 USD 1,750

1,759
Perpetual 13.11.33
16 UBS Group AG 144A: US902613BK35
RegS: USH42097EW38
12.2.24 USD 1,000

975
Perpetual 12.4.31
17 UBS Group AG, Switzerland, or employing subsidiaries
4
16.2.24 USD 543

543
Perpetual 1.3.29
18 UBS Group AG CH1325807860 21.2.24 SGD 650

476
Perpetual 21.8.29
Total high-trigger loss-absorbing additional tier 1 capital

14,103
1 UBS Group AG CH0271428333 19.2.15 USD 1,250

1,217
Perpetual 19.2.25
Total low-trigger loss-absorbing additional tier 1 capital
5

1,217
Total additional tier 1 capital

15,320
Tier 2 capital
1 UBS AG CH0244100266 15.5.14 USD 2,500

0
15.5.24
Total low-trigger loss-absorbing tier 2 capital

0
1 UBS AG, Stamford branch
6
US870836AC77 21.7.95 USD 251

252
15.7.25
2 Credit Suisse AG
7
31.8.95 CHF 50

0
1.9.25
3 UBS AG, Jersey branch
6
XS0062270581 18.12.95 GBP 61

78
18.12.25
4 UBS AG, Stamford branch
6
US870845AC84 3.9.96 USD 218

208
1.9.26
5 Credit Suisse AG, London branch
7
XS0102733317 15.10.99 EUR 25

0
15.10.29
6 Credit Suisse AG, London branch
7
XS0102733408 15.10.99 EUR 25

0
15.10.29
7 Credit Suisse AG, London branch
7
XS0104830772 1.12.99 USD 80

0
3.1.28
8 Credit Suisse AG, London branch
7
XS0105838964 23.12.99 USD 19

0
30.12.27
9 Credit Suisse AG, London branch
7
XS0105839426 23.12.99 USD 24

0
30.12.24
10 Credit Suisse AG, London branch
7
XS0105839269 23.12.99 USD 46

0
30.12.26
Total non-Basel III-compliant tier 2 capital

537
Total tier 2 capital

537

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.3.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.3.24
Amount eligible for
the gone concern
requirement
as of 31.3.24 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
8,9
SEC: US902613AX64
144A: US902613AW81
RegS: USH42097EG87
26.3.15 USD 2,500

0
26.3.25
2 UBS Group AG
8,9
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000

1,492
15.5.45
3 UBS Group AG
8
XS1241134821 29.5.15 NOK 1,000

90
28.5.25
4 UBS Group AG 144A: US90351DAB38
RegS: USG91703AB73
24.9.15 USD 2,500

2,404
24.9.25
5 UBS Group AG
CH0310451858
22.2.16 CHF 150

157
23.2.26
6 UBS Group AG 144A: US90351DAF42
RegS: USG91703AK72
5.4.16 USD 2,000

1,863
15.4.26
7 UBS Group AG
8,9
SEC: US902613BB36
144A: US902613BA52
RegS: USH42097EJ27
18.4.16 USD 2,000

1,874
17.4.26
8 UBS Group AG
8
CH0330938876
8.8.16 GBP 500

596
8.8.25
9 UBS Group AG CH0336602930 1.9.16 EUR 1,250

1,267
1.9.26 1.6.26
10 UBS Group AG
8
144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250

2,103
9.1.28 9.1.27
11 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000

1,890
23.3.28 23.3.27
12 UBS Group AG
8
CH0343366842 17.7.17 EUR 1,500

1,610
17.7.25 17.7.24
13 UBS Group AG
8
CH0379268722 12.9.17 GBP 750

932
12.9.25 12.9.24
14 UBS Group AG
8
CH0385997058
27.10.17 JPY 8,300

55
27.10.27 27.10.26
15 UBS Group AG
8
CH0385997066 27.10.17 JPY 10,000

63
27.10.33 27.10.32
16 UBS Group AG
8
144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000

1,882
12.1.29 12.1.28
17 UBS Group AG
8
CH0406415312 29.3.18 USD 399.6
11

271
12
29.3.48 29.3.23
18 UBS Group AG
10
CH0409606354 17.4.18 EUR 1,750

0
17.4.25 17.4.24
19 UBS Group AG
8
CH0419042517 29.6.18 USD 192
11

140
12
29.6.48 29.6.23
20 UBS Group AG
8
CH0406415296 11.7.18 EUR 100

91
12
4.7.34 11.7.28
21 UBS Group AG
8
CH0428194218 31.8.18 USD 249.5
11

182
12
31.8.48 31.8.23
22 UBS Group AG
8
CH0438965599 26.10.18 USD 132.7
11

102
12
26.10.48 26.10.23
23 UBS Group AG CH0445624999 9.11.18 JPY 20,000

131
9.11.28 9.11.27
24 UBS Group AG
8
CH0449619078 27.12.18 USD 131.9
11

103
12
27.12.48 27.12.23
25 UBS Group AG
8
CH0449619094 30.1.19 USD 157.1
11

121
12
30.1.49 30.1.24
26 UBS Group AG
8
CH0457206792 30.1.19 USD 157.1
11

121
12
30.1.49 30.1.24
27 UBS Group AG
8
CH0457206834 30.1.19 USD 130.6
11

100
12
30.1.49 30.1.24
28 UBS Group AG
8
CH0474977748 29.5.19 USD 162.3
11

111
12
29.5.49 29.5.24
29 UBS Group AG
8
CH0483180912 11.6.19 EUR 100

89
12
11.3.30 11.3.29
30 UBS Group AG
8
CH0483180946 24.6.19 EUR 1,500

1,510
24.6.27 24.6.26
31 UBS Group AG
8
CH0483180987 27.6.19 USD 160.3
11

106
12
27.6.49 27.6.24
32 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500

1,310
13.8.30 13.8.29

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.3.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.3.24
Amount eligible for
the gone concern
requirement
as of 31.3.24 Maturity date
First optional call
date
33 UBS Group AG
8
CH0494734418 10.9.19 EUR 1,000

909
10.9.29
34 UBS Group AG
8
144A: US225401AM02
RegS: USH3698DCR38
11.9.19 USD 2,000

1,963
11.9.25 11.9.24
35 UBS Group AG CH0506668844 4.11.19 USD 165
11

108
12
4.11.49 4.11.22
36 UBS Group AG
8
CH0517825276 14.1.20 EUR 1,250

1,236
14.1.28 14.1.27
37 UBS Group AG CH0520042489 29.1.20 EUR 1,500

1,566
29.1.26 29.1.25
38 UBS Group AG
8
CH0511762046
31.1.20 USD 327.8
11

150
12
31.1.60 31.1.25
39 UBS Group AG CH0521617321 4.3.20 USD 138.6
11

90
12
4.3.50 4.3.25
40 UBS Group AG
8
144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000

2,406
1.4.31 1.4.30
41 UBS Group AG
8
CH0537261858 2.4.20 EUR 2,000

2,064
2.4.26 2.4.25
42 UBS Group AG CH0535271214 14.4.20 USD 233.6
11

131
12
14.4.50 14.4.25
43 UBS Group AG CH0547243250 22.5.20 USD 114.2
11

61
12
22.5.50 22.5.25
44 UBS Group AG CH0543827189 27.5.20 USD 570.6
11

308
12
27.5.50 27.5.25
45 UBS Group AG
8
144A: US225401AQ16
RegS: USH3698DCY88
5.6.20 USD 1,500

1,413
5.6.26 5.6.25
46 UBS Group AG
8
CH0550413337 9.6.20 GBP 750

831
9.6.28 9.6.27
47 UBS Group AG 144A: US902613AC28
RegS: USH42097BT36
30.7.20 USD 1,300

1,193
30.1.27 30.1.26
48 UBS Group AG CH0558521271 18.8.20 AUD 25.7
11

17
12
18.8.35 18.8.30
49 UBS Group AG CH0561923860 22.9.20 USD 60.6
11

33
12
22.9.50 22.9.23
50
UBS Group AG
CH0576402181
5.11.20 EUR 1,500

1,429
5.11.28 5.11.27
51 UBS Group AG
CH0579132942
24.11.20 USD 40

29
12
24.11.35 24.11.23
52 UBS Group AG CH0581183594 3.12.20 AUD 45

21
12
3.12.35 3.12.23
53 UBS Group AG CH0587372951 12.1.21 USD 108.9
11

64
12
12.1.51 12.1.26
54 UBS Group AG
8
CH0591979635 18.1.21 EUR 1,500

1,642
16.1.26 16.1.25
55 UBS Group AG
8
CH0591979627 18.1.21 EUR 1,500

1,266
18.1.33
56 UBS Group AG CH0588488863 29.1.21 USD 360.1
11

218
12
29.1.51 29.1.26
57 UBS Group AG
8
144A: US225401AT54
RegS: USH3698DDG63
2.2.21 USD 2,000

1,831
2.2.27 2.2.26
58 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000

1,629
11.2.32 11.2.31
59 UBS Group AG CH0595205524 24.2.21 EUR 1,000

956
24.2.28
60 UBS Group AG CH0595205532 24.2.21 EUR 1,250

1,072
24.2.33
61 UBS Group AG
CH0598928718
24.2.21 CHF 360

372
24.8.29 24.8.28
62 UBS Group AG
US902613AF58
25.2.21 USD 25

19
12
25.2.36 25.2.24
63 UBS Group AG CH0595205490 26.2.21 USD 186.2
11

117
12
26.2.51 26.2.26

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.3.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.3.24
Amount eligible for
the gone concern
requirement
as of 31.3.24 Maturity date
First optional call
date
64 UBS Group AG CH0595205508 26.2.21 AUD 64.3
11

40
12
26.2.51 26.2.26
65 UBS Group AG CH0598928734 4.3.21 USD 40

31
12
4.3.36 4.3.24
66 UBS Group AG
8
144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250

2,757
14.5.32 14.5.31
67 UBS Group AG CH1112455774 26.5.21 USD 292.2
11

195
12
26.5.51 26.5.26
68 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000

1,813
10.8.27 10.8.26
69 UBS Group AG CH1142231682 3.11.21 EUR 1,250

1,273
3.11.26 3.11.25
70 UBS Group AG
CH1142231690
3.11.21 EUR 1,250

1,123
3.11.31
71 UBS Group AG CH1142231708 3.11.21 GBP 400

441
3.11.29 3.11.28
72 UBS Group AG
CH1145096165
9.11.21 CHF 440

482
9.11.28 9.11.27
73 UBS Group AG
8
CH1142754311 15.11.21 GBP 450

502
15.11.29 15.11.28
74 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500

1,238
11.2.33 11.2.32
75 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500

1,079
11.2.43 11.2.42
76 UBS Group AG
8
CH1174335732 24.3.22 EUR 2,000

1,994
13.10.26 13.10.25
77 UBS Group AG
8
CH1174335740 24.3.22 EUR 1,500

1,426
2.4.32 2.4.31
78 UBS Group AG
CH1175016083
25.3.22 AUD 24.9
11

22
12
25.3.32 25.3.25
79 UBS Group AG
CH1167887269
29.3.22 USD 86.6
11

55
12
29.3.47 29.3.27
80 UBS Group AG
8
CH1174335773 4.4.22 JPY 5,000

32
12
4.4.28 4.4.26
81 UBS Group AG 144A: US902613AM00
RegS: USH42097CZ86
12.5.22 USD 1,200

1,170
12.5.26 12.5.25
82 UBS Group AG 144A: US902613AN82
RegS: USH42097DA27
12.5.22 USD 600

600
12.5.26 12.5.25
83 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200

1,128
12.5.28 12.5.27
84 UBS Group AG CH1182086871 16.5.22 EUR 45

45
12
16.5.37 16.5.27
85 UBS Group AG CH1187520452 18.5.22 AUD 39.9
11

36
12
18.5.37 18.5.25
86 UBS Group AG
CH1194000340
15.6.22 EUR 1,000

1,031
15.6.27 15.6.26
87 UBS Group AG
CH1194000357
15.6.22 EUR 1,000

1,027
15.6.30 15.6.29
88 UBS Group AG
CH1195555425
22.6.22 EUR 25

24
12
22.6.42 22.6.29
89 UBS Group AG 144A: US902613AR96
RegS: USH42097DJ36
5.8.22 USD 1,750

1,730
5.8.25 5.8.24
90 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750

1,683
5.8.27 5.8.26
91 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500

1,349
5.8.33 5.8.32
92 UBS Group AG
8
144A: US225401AY40
RegS: USH3698DDR29
12.8.22 USD 1,500

1,457
15.7.26 15.7.25
93 UBS Group AG
8
144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 1,750

1,674
11.8.28 11.8.27

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.3.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.3.24
Amount eligible for
the gone concern
requirement
as of 31.3.24 Maturity date
First optional call
date
94 UBS Group AG
8
144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 3,000

2,751
12.8.33 12.8.32
95 UBS Group AG
CH1204175116
16.8.22 EUR 32
11

28
12
16.8.52 16.8.32
96 UBS Group AG
8
CH1211713180
7.9.22 GBP 750

923
30.9.27 30.9.26
97 UBS Group AG
8
CH1211713198 7.9.22 GBP 750

911
7.9.33 7.9.32
98 UBS Group AG CH1210198151 8.9.22 EUR 37

37
12
8.9.42 8.9.32
99 UBS Group AG CH1212189141 15.9.22 EUR 120

123
12
15.9.37 15.9.34
100 UBS Group AG CH1213243889 21.9.22 EUR 30

31
12
21.9.32 21.9.27
101 UBS Group AG CH1213243905 28.9.22 JPY 10,000

54
12
28.9.42
102 UBS Group AG
8
CH1214797172 14.11.22 EUR 3,000

3,282
1.3.29 1.3.28
103 UBS Group AG
8
144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 2,000

2,046
15.11.33 15.11.32
104 UBS Group AG CH1236363391 11.1.23 EUR 1,000

1,083
11.1.31 11.1.30
105 UBS Group AG 144A: US902613AU26
RegS: USH42097DS35
12.1.23 USD 1,750

1,733
12.1.27 12.1.26
106 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250

2,186
12.1.34 12.1.33
107 UBS Group AG
CH1242301294
16.1.23 EUR 42

44
12
16.1.43 16.1.33
108 UBS Group AG
CH1244731761
9.2.23 AUD 42.2
11

41
12
9.2.38 9.2.26
109 UBS Group AG CH1244731779 15.2.23 EUR 90

96
12
15.2.38 15.2.33
110 UBS Group AG CH1244731787 17.2.23 EUR 31.6
11

33
12
17.2.43 17.2.33
111 UBS Group AG CH1255915022 16.3.23 AUD 40

25
12
16.3.38 16.3.30
112 UBS Group AG CH1248666922 16.3.23 JPY 10,000

66
16.3.33
113 UBS Group AG CH1255915006 17.3.23 EUR 1,046

1,143
17.3.28 17.3.27
114 UBS Group AG CH1255915014 17.3.23 EUR 977

1,090
17.3.32 17.3.31
115 UBS Group AG CH1255915030 17.3.23 AUD 34.7
11

32
12
17.3.38 17.3.26
116 UBS Group AG CH1253456094 21.3.23 AUD 200

127
12
21.3.33 21.3.26
117 UBS Group AG CH1277240953 29.6.23 EUR 25

27
12
29.6.43 29.6.33
118 UBS Group AG CH1277240961 30.6.23 EUR 50

55
12
30.6.43 30.6.31
119 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250

1,257
22.12.27 22.12.26
120 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500

1,514
22.9.29 22.9.28
121 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750

1,773
22.9.34 22.9.33
122 UBS Group AG CH1305916756 21.11.23 EUR 88
11

89
12
21.11.38 21.11.30
123 UBS Group AG CH1305916798 30.11.23 EUR 25

27
12
30.11.38 30.11.32
124 UBS Group AG
CH1305916806
30.11.23 EUR 60

66
12
30.11.38 30.11.30
125 UBS Group AG CH1305916822 07.12.23 AUD 33.2
11

36
12
7.12.53 7.12.26
126 UBS Group AG CH1305916863 15.12.23 CHF 40.3
11

43
12
30.6.34

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 March 2024
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.3.24
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.3.24
Amount eligible for
the gone concern
requirement
as of 31.3.24 Maturity date
First optional call
date
127 UBS Group AG 144A: US902613BJ61
RegS: USH42097EV54
8.1.24 USD 1,750

1,716
8.2.30 8.2.29
128 UBS Group AG 144A: US902613BH06
RegS: USH42097EU71
8.1.24 USD 2.250

2,189
8.2.35 8.2.34
129 UBS Group AG CH1305916897 9.1.24 EUR 1,250

1,325
9.6.33 9.6.32
130 UBS Group AG CH1314941464 17.1.24 EUR 50

54
12
17.1.44 17.1.29
131 UBS Group AG CH1331113543 13.3.24 EUR 25

26
12
13.3.44 13.3.32
Total TLAC-eligible senior unsecured debt

103,449
1 Refer to

“Capital and total

loss-absorbing capacity instruments”

under “Bondholder information”

at ubs.com/investors for

more information about

the key

features and the

terms and conditions

of the capital

instruments included in

the table above.

Instruments are listed

according to their

issuance date.

2 On
12 June 2023, Credit Suisse Group AG

merged with and into UBS Group

AG, and its obligations

under its outstanding debt securities

became obligations of UBS Group

AG.

3 Instruments available to meet gone

concern requirements remain eligible until

one year before maturity.

4 Relates to Deferred Contingent
Capital Plan (DCCP) awards.

5 An outstanding low-trigger loss-absorbing additional tier

1 (AT1) capital instrument is

available under the Swiss SRB framework

to meet the going concern requirements until

its first call date. As of

the first call date, this instrument

is eligible to meet the gone concern requirements.

6 Non-Basel III-compliant tier 2 capital instruments issued by UBS AG qualify as gone concern instruments.

7 Non-Basel III-compliant tier 2 capital instruments issued by Credit Suisse AG do not qualify as gone concern instruments.

8 Originally issued by Credit Suisse Group AG.

9 ISINs for this instrument changed
compared with those from original

issuance.

10 On 26 March 2024, we

announced that we intend to

redeem the instrument on 17

April 2024, the first call

date. This instrument

ceased to be eligible as

TLAC unsecured debt capital when

the call was announced.

11 Information corresponds to the

amortized face
amount as of 31 March 2024 and therefore includes the applicable accrual yield and, if applicable, the issue price discount, with the numbers being rounded to one decimal place.

12 The eligible amounts presented are adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi______________
Name:

Ella Campi
Title:

Executive Director
Date:

May 7, 2024